SEMGROUP ENERGY PARTNERS, L.P.
Two Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, Oklahoma  74136

October 20, 2009
VIA EDGAR TRANSMISSION

Memorandum
for
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	SemGroup Energy Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed July 2, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 24, 2009
File No. 1-33503

This memorandum sets forth the responses of SemGroup Energy Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 25, 2009 (the “Comment Letter”) with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2008 (the “2008 10-K”) and Form 10-Q for the Quarterly Period Ended June 30, 2009 (File No. 1-33503).  For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
Please provide and include in future Form 10-K filings, an organizational chart that illustrates the relationships between SemGroup Energy Partners, L.P. and its affiliates and subsidiaries.  In particular, illustrate your relationship with SemGroup, L.P. and SemGroup Holdings, L.P.

We will include an organizational chart illustrating the relationship between the Partnership and its affiliates and subsidiaries in our future 10-K filings, including the relationships that exist with SemGroup, L.P. and SemGroup Holdings, L.P. at such time.

Compensation Discussion and Analysis, page 85

2.
We note the compensation committee’s use of “compensation data from the general midstream energy industry” and “other companies in the midstream energy industry” outside your disclosed peer companies.  Please revise to include disclosure of the other companies used by the compensation committee in making its determinations.

During 2008, the compensation committee did not look at any specific company other than those mentioned in the 2008 10-K, but instead relied upon their industry knowledge regarding compensation for the midstream industry generally in addition to the companies specifically mentioned.  In response to the Staff’s comment, we will avoid such general statements in our future filings and will continue to identify each specific company that the compensation committee considers in considering compensation of the named executive officers.

Elements of Compensation, page 86

3.
Please disclose the targets the compensation committee used in its determination of the discretionary bonus awards for the named executive officers, including target levels of “EBITDA [and] actual and projected results for the third and fourth quarters of 2008.”  Further, if there are threshold, target and reach targets and specific percentage increases or decreases that correlate used for any element of compensation, please disclose.

If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  See Instruction 4 to Item 402(b) of Regulation S-K.

The compensation committee did not use any specific prospective performance targets in its determination of the discretionary bonus awards for the named executive officers in 2008.  Instead, in December 2008 the compensation committee retroactively looked at a number of factors outlined in the 2008 10-K.  These factors included the past results and third and fourth quarter actual and estimated EBITDA of the Partnership as well as various qualitative factors.  Based on all of the disclosed factors, the committee determined the cash awards based on its discretion and not based on any pre-determined formula or prospective target EBITDA for 2008 that, if achieved, would result in a particular award to the executive officers.

In future filings, to the extent the compensation committee uses specific performance targets, we will include such targets or exclude such targets under Instruction 4 Item 402(b) of Regulation S-K as appropriate.

Summary Compensation Table, page 92

4.	Please revise the footnotes to your summary compensation table to clearly and accurately reflect the information disclosed in the table.

In response to the Staff’s comment, we will clearly and accurately label the footnotes in our summary compensation table in future filings.

Controls and Procedures, page 78

5.
We note your statement that, “[t]here were no changes [y]our internal control over financial reporting that occurred during the [period covered by the report] that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting,”  We note further, that the section that follows your conclusion regarding changes to your internal control over financial reporting begins with, “however.”  Please revise to clearly disclose whether there were changes to your internal control over financial reporting without language that causes doubt as to the validity of management’s conclusion.  Further, please discuss the reason the disclosure regarding the subcommittee and your plan to “further strengthen our processes and procedures” was included in your changes in internal control over financial reporting section if the disclosure does not reflect a change.

The statement that “there were no changes in our internal control over financial reporting that occurred during the [period covered by the report] that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting” is accurate as stated in the 2008 10-K.  The additional disclosure was not intended to modify this conclusion but, instead, was intended to provide additional information to our investors that may be relevant in looking at the controls of the Partnership.  In response to the Staff’s comment,  we will avoid the use of the word “however” to avoid any such confusion in future filings.

6.
We note your statement, “[i]n connection with the Settlement, [you] migrated to [y]our own accounting system and no longer rely upon the Private Company’s accounting system, which may change the design or implementation of certain of our internal controls.”  Please revise to state definitively whether the migrating of our accounting system made material changes to your internal control over financial reporting.  To the extent it did, please revise your conclusion regarding changes to you internal control over financial reporting, and discuss the changes.

The changes to our accounting system did not change our internal controls for the period covered by the 2008 10-K.  We reported such change as a material change in our internal controls during the first quarter of 2009 (the quarter during which such change took place).  Due to the timing of the filing of our 2008 10-K, we were already aware that this change had taken place in the first quarter of 2009 and therefore included the additional disclosure to inform our investors and provide additional information regarding our separation from SemGroup, L.P.  In response to the Staff’s comment, we will remove this language from this section in future filings to avoid any confusion.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 2.  Basis of Presentation, page F-8

7.
We note that you determined the Partnership and you (including your predecessor) had common control ownership until there was a change in control in July 2008.  Please provide your analysis in accordance with EITF 02-5, paragraph 3, supporting your conclusion that you and the Partnership had common control ownership upon the initial contribution of assets and upon the acquisitions of property by you from the Private Company in fiscal year 2008.  In addition, please explain how the liquidity issues of the Private Company caused the change of control of the Partnership’s general partner.  Explain how that impacted the common control relationship between you and the Partnership.

As noted in the organizational chart we are providing in Attachment A to this letter, the general partner of the Partnership and our predecessor was wholly owned by the Private Company at the time of the initial contribution of assets and at the time we acquired assets from the Private Company in 2008. We note that in addition to the provisions of EITF 02-5, control may be established through various other means, including for example, contractual or other legal arrangements, or the rights of a general partner in a partnership. Accordingly, we assessed the common control ownership of the Private Company and the Partnership under the provisions of EITF 04-5. The provisions of the partnership agreement are such that, except in certain limited circumstances, the general partner interest is the sole voting ownership interest of the Partnership.    We noted that the general partner controls the Partnership and that the limited partners of the Partnership do not have either substantive kick-out rights or substantive participating rights as defined in EITF 04-5 based on the provisions of the partnership agreement.   At all times prior to the change of control of the general partner of the Partnership that occurred in relation to the Private Company’s liquidity issues and bankruptcy filing in July of 2008 as described below, the Partnership was fully consolidated in the Private Company’s financial statements.  We believe entities that are consolidated by the same parent company are under common control.

As a result of default provisions in a loan made by Manchester Securities Corp. and Alerian Finance Partners, LP to the Private Company, the liquidity issues of the Private Company, which constituted a default under the loan agreement, enabled the debtors to exercise the voting interest in our general partner in July of 2008.  This constituted a change of control as the Private Company no longer controlled our general partner.

Note 3, Summary of Significant Accounting Policies

Revenue Recognition, page F-11

8.	Please tell us and disclose your revenue recognition accounting policy for fuel surcharge revenues, which are mentioned on page 9 of your filing.

Our revenue recognition policy regarding fuel surcharge revenues is to recognize fuel surcharge revenues in the period in which the related fuel expenses are incurred.  We will more clearly disclose this policy in our future filings.

Note 15, Commitments and Contingencies, page F-23

9.
We note you have contractual obligations to perform dismantlement and removal activities in the event some of your asphalt assets are abandoned.  We also note you believe the date when these assets will be abandoned is indeterminate, and therefore you cannot reasonably estimate the fair value of the associated asset retirement obligation.  Please clarify how you determined that the uncertainty in determining the date of the asset retirement obligation is more than the usual uncertainties in estimating the timing of the asset retirement obligation referred to in footnote 6.a of SFAS 143.  In addition, please demonstrate how you determined that the asset retirement obligations would not be material using current costs.

Leases related to the land on which seven of our forty-six asphalt facilities reside contain provisions that require us to remove any leasehold improvements at the end of the term of our lease.  We have no contractual obligations with respect to the remaining thirty-nine facilities for which we own the land.  The seven leases have current expiration dates between 2011 and 2019, with one lease containing an evergreen provision that renews the lease indefinitely.  We and our predecessor, as well as the entity from which our predecessor acquired these assets in 2005, have a long history of renewing these leases.

In assessing when the assets will be abandoned, we considered the history of the operations of these facilities and the continued demand for the asphalt storage and terminalling services we provide at these locations.  These facilities have been in service on average for 30 years.  We concluded that these assets, with a continuation of our routine maintenance, will not be abandoned for the foreseeable future.  We further note that these storage and terminalling assets are not subject to depletion such as a natural resource is.  In addition, the storage and terminalling contracts under which these facilities are operated generate positive cash flows for the Partnership, and our forecasts indicated continued positive cash flows for these facilities for the foreseeable future.

In assessing the materiality of a potential future abandonment, we utilized the cost we incurred in connection with the demolition of two individual storage tanks that we subsequently replaced.  We analyzed the cost of these demolitions as a percentage of the historical cost of the retired assets and applied this percentage to the cost of the assets for which we were analyzing the retirement obligation.  We noted that the expected cost of the future retirement obligation is not material to our balance sheet, and, assuming a ten year accretion period, we noted that the accretion expense would not be material to our results of operations.  We will continue to monitor our potential obligations and revise our disclosure if and when facts and circumstances necessitate.

Note 19.  Events Related to the Bankruptcy Filings and Subsequent Events

Taxation as a Corporation, page F-41

10.
Your disclosure states that it is currently unclear under the current tax law as to whether the rental income from leases, and whether the fees attributable to certain of the processing services the Partnership provided under certain storage contracts, constitute “qualifying income.”  Please clarify whether your tax position with regard to this income is an uncertain tax position within the scope of FIN 48.

In May and June of 2009, we entered into leases of certain of our asphalt storage, terminalling and processing assets under which we earn rental income.  This rental income was not generated during any period related to previously filed tax returns.  We note that paragraph 4. of FIN 48 defines the term “tax position” as a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods.  This issue does not relate to any income generated in periods related to previously filed tax returns, and we do not expect to take an uncertain tax position in future returns.  As a result, we conclude that this does not represent an uncertain tax position with the scope of FIN 48.

With respect to the rental income in question, we submitted a private letter ruling request to the Internal Revenue Service seeking confirmation that the rental income relating to this real property is qualifying income.  On October 6, 2009, we received the requested ruling from the Internal Revenue Service, which confirmed that this rental income is qualifying income under section 7704(d)(1)(C) of the Internal Revenue Code.  We will clarify our disclosure in our future filings and clearly disclose that this revenue is qualifying.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Note 3.  Property, Plant and Equipment, page 7

11.
We note your construction-in-progress asset in the amount of $37.2 million related to the Eagle North Pipeline System that was acquired in May 2008.  We also note you have suspended capital expenditures and currently intend to put the asset into service in early 2010.  Please provide more detailed disclosure on your plan, including estimated costs, to put this asset into service.  Also, tell us your consideration of any potential impairment of this asset, and provide analysis to support your conclusions.

As a result of the liquidity challenges we experienced beginning in the third quarter of 2008 as a result of the Private Company’s bankruptcy filing and the related loss of a significant source of our historical revenue, we have been conservative with respect to capital expenditure projects.  We entered into a forbearance agreement with our lenders which restricted our access to our revolving line of credit from late July 2008 through April, 2009.  The amendment of our credit facility in April of 2009 resulted in our ability to again access our revolving line of credit.  We have made progress in replacing revenues that were historically generated by providing services to the Private Company.  While these are positive developments, we continue to be conservative with respect to capital expenditure projects.

Third parties continue to express an interest in our providing crude oil transportation services on the Eagle North Pipeline System.  We estimate additional capital expenditures required to place this pipeline system in service to be approximately $3.5 to $4.0 million.  As a result of our discussions with third parties regarding this pipeline system, we expect cash flows generated in the next ten years will exceed our book value for this asset.  Upon completing the required additional capital expenditures to place this pipeline system in service, this pipeline system will have a useful life in excess of 20 years.  With our routine pipeline integrity and corrosion detection programs, we will continue to operate this pipeline indefinitely.  These factors were considered in our concluding that this asset is not impaired.

We will update our disclosure related to our plans for this capital expenditure project in our future filings as appropriate.

Management’s Discussion and Analysis, page 30

12.
We note the fair value of your Transferred Settlement Assets was determined by an independent valuation.  While you are not required to make reference to the outside expert, when you do you should disclose the name of the expert and include the consent of the expert.  Please revise your disclosure in future filings.

We will remove the reference to the outside expert or disclose the name of the expert and include such expert’s consent in future filings.

Item 4.  Controls and Procedures

Changes in internal control over financial reporting, page 42

13.
Please revise your disclosure in future filings to describe the specific controls that may change (or have changed) as a result of the migration to your own accounting system.  Disclose all material changes to the design and/or implementation of each control that will change (or has changed).

We reported this change in our internal controls during the first quarter of 2009 (the quarter during which such change took place).  The internal controls did not change; however, the personnel performing such controls changed as we migrated to our own system.  The changes in personnel performing controls during the second quarter of 2009 were not determined to be material changes to our internal controls.  We included the additional disclosure in our second quarter 2009 Form 10-Q to provide additional information regarding our separation from SemGroup, L.P.  In response to the Staff’s comment, we will remove this language from this section in future filings to avoid any confusion.

As requested by the Commission, the Company hereby acknowledges:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this memorandum, please contact Doug Rayburn of Baker Botts L.L.P. at (214) 953-6634.

SemGroup Energy Partners, L.P.

By: SemGroup Energy Partners G.P., L.L.C.,

        its general partner

/s/ Alex G. Stallings_________________
Alex G. Stallings
Chief Financial Officer

cc:           Bob Carroll
Mike Karney
Chris White
Securities and Exchange Commission

Kevin Foxx
Mike Brochetti
James Griffin
SemGroup Energy Partners, L.P.

Doug Rayburn
Baker Botts L.L.P.

Attachment A

Simplified Organizational Structure and Ownership of SemGroup Energy Partners, L.P.
As of the February 2008 Public Offering

Common Units	60.6%
Subordinated Units	37.4%
General Partner Units	2.0%

Total	100.0%